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FUNDRISE

We regularly share an in-depth letter with our investors with insights from our leadership team on portfolio performance, market outlook, and much more. Here is the most recent letter to give you an idea of how we communicate with our investors.

2024 YEAR-END LETTER TO INVESTORS

What's Next for Real Estate in 2025



A year ago, we made what many felt was a bold claim that *"The hard part was over for real estate"*.

Today, with the platform having delivered strong returns across multiple strategies, that conviction has largely been validated. However, what excites us most at this moment isn't what we achieved over the past 12 months – but instead, the potential we see ahead in 2025.

In September, the Federal Reserve began its much anticipated rate-cutting cycle, lowering the benchmark Fed Funds rate three times for a total of 100 basis points (or 1%) which in turn translated to positive performance across almost every asset class, real estate included.

2024 performance highlights

- **Flagship Real Estate Fund:** Delivered a 7.50% return[1], a strong recovery after prior declines.
- **Income Fund:** Achieved an 8.30% total return[1] and a 7.9% annual dividend, supported by high-yield private credit.
- **Innovation Fund:** Posted an impressive 11.79% return[1], with highlights like ServiceTitan's IPO, which saw a 44% share value increase.
- **Development-heavy eREITs:** Faced temporary challenges due to assets under construction or lease-up, dragging short-term returns. However, these properties are well-positioned for long-term appreciation.

Looking ahead to 2025

- **Rates are falling:** As the Fed continues cutting rates, real estate values—historically tied to rate movements—are expected to rise.
- **Undervalued opportunities:** With prices near multi-decade lows, real estate offers one of the most attractive entry points since 2008.
- **Supply shortages:** Construction slowdowns have created a supply-demand imbalance, likely driving rents and property values higher.
- **Policy shifts:** Deregulation and other changes may spur investment demand and amplify existing supply constraints.

As always, we advocate for a diversified, long-term approach. Balancing exposure to well-priced real estate, high fixed-income investments, and transformative technology companies offers a robust way to capture growth and manage risks.

Read our full investor letter here.

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Join over 400k investors benefiting from our diversified portfolio.

Appendix

Exhibit A: Trailing 1-year and since inception cumulative returns of registered funds through December 31, 2024[1]

	1 year	Since inception
Flagship Real Estate Fund	7.50%	20.24%
Income Real Estate Fund	8.30%	22.34%
Innovation Fund	11.79%	13.25%

[1] These return figures represent the total return for the period indicated, including both distributions earned and change in share value, and assumes that all distributions are reinvested.

An investor in the Fundrise Flagship Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/flagship. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/income. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

An investor in the Fundrise Innovation Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/innovation. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

Fundrise, LLC ("Fundrise") operates a website at fundrise.com and certain mobile apps (the "Platform"). By using the Platform, you accept our Terms of Service and Privacy Policy. All images and return and projection figures shown are for illustrative purposes only, may assume additional client capital contributions over time, and are not actual Fundrise customer or model returns or projections. Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance. All securities involve risk and may result in partial or total loss. While the data we use from third parties is believed to be reliable, we cannot ensure the accuracy or completeness of data provided by investors or other third parties. Neither Fundrise nor any of its affiliates provide tax advice and do not represent in any manner that the outcomes described herein will result in any particular tax consequence. Prospective investors should confer with their personal tax advisors regarding the tax consequences based on their particular circumstances. Neither Fundrise nor any of its affiliates assume responsibility for the tax consequences for any investor of any investment. Full Disclosure

The publicly filed offering circulars of the issuers sponsored by Rise Companies Corp., not all of which may be currently qualified by the Securities and Exchange Commission, may be found at fundrise.com/oc.

Fundrise takes any potential security issues seriously, and encourages the responsible and timely reporting of unknown security issues. Please send any discovered security concerns to securitydisclosure@fundrise.com.

11 Dupont Circle NW, 9th Floor, Washington, DC 20036

The case for real estate in 2025

In our annual letter to investors, we discuss how falling interest rates over the course of the year kicked off what we expect to be an extended period of positive returns for real estate (and private markets more broadly), with the potential for even more positive tailwinds in 2025.

By the Fundrise Team | January 02, 2025



Originally published for investors on January 2, 2025

A year ago, we made what many felt was a bold claim that *"The hard part was over for real estate"*.

Today, with the platform having delivered strong returns across multiple strategies, that conviction has largely been validated. However, what excites us most at this moment isn't what we achieved over the past 12 months — but instead, the potential we see ahead in 2025.

In September, the Federal Reserve began its much anticipated rate cutting cycle, lowering the benchmark Fed Funds rate three times for a total of 100 basis points (or 1%) which in turn translated to positive performance across most every asset class, real estate included.

Performance Summary

The **Flagship Real Estate Fund**, our largest equity-focused real estate fund, delivered a positive return of approximately 7.50%[1] in 2024, which, while not the strongest performance in its history, was a meaningful step in offsetting the negative returns from the previous year.

This is especially true considering the Fed, by its own forecast, is less than halfway through its expected rate cutting cycle, meaning that the potential for similar or larger gains could be achieved as rates continue to come down.

Meanwhile, the value of diversification was on full display with both the **Income Fund** and the **Innovation Fund** delivering even stronger performance for the year.

The **Income Fund** continued to benefit from a goldilocks period for private credit due to the higher interest rate environment, which has continued to create a uniquely attractive risk return profile for many debt and preferred equity investments. The Fund distributed a healthy 7.9% annual dividend and delivered an 8.30% total return[1] for the year.

Given the Fund originated more than $75M in new preferred equity investments in 2024 at higher gross returns on average than the existing portfolio, we expect that the current dividend rate should likely continue even as rates fall further.

At the same time, the **Innovation Fund** grew from relative nascency to being fully deployed into a portfolio of companies that is, by nearly all measures, on par with any of the top venture funds in the industry. This includes having nearly 66% of the Fund deployed into the top six private technology companies in the world according to the annual Forbes and Bessemer Cloud 100 ranking. (OpenAI, Databricks, Stripe, Canva, Anthropic, and ServiceTitan). In total, this translated to an 11.79% return[1] for the Fund in only its second full year of operation.

Perhaps most exciting was witnessing the Innovation Fund's core strategy come to fruition over the last month when ServiceTitan (NASDAQ: TTAN) became the first portfolio company to IPO, achieving an immediate 44% pop in share value.

While we are proud of the performance across the platform, we also aim to be transparent with investors. So it's important to note that the one area of underperformance for the year were the few eREITs that are more heavily focused on development. These funds have a large portion of their portfolios in assets either under construction or still in lease up. And although these funds hold properties at low bases, because they are vacant or only partially leased, they have temporary negative cash flow. This in turn has dragged down their returns over the past year.

Fortunately, we believe that the ongoing resilience of the economy will aid in getting these properties fully leased up, and investors will get to see how the near-term cost of higher negative carry turns into a long-term benefit of larger appreciation in value and hopefully stronger future returns.

In total, across all strategies and Funds, more than 99% of all Fundrise investors experienced positive returns for the year, a mark that we hope to continue to deliver on going forward.

Looking ahead

As we look ahead to 2025, we think there's good reason to believe that private assets generally and real estate specifically are likely to see another year of strong returns thanks to a combination of both continuing and new tailwinds that together should drive further growth.

1. Rates will continue to come down

We've said it so often over the past 18 months that it feels almost cliche to repeat but the fact remains that real estate values move inversely to interest rates. When the Fed raised rates starting in 2022 it had the direct impact of lowering real estate values. Conversely, now that rates have begun to fall, it has had a positive impact on values.

While there may be ongoing debate about both the exact speed and magnitude of future cuts, the Fed has been quite clear that they intend to continue cutting over the next 24+ months which (all else being equal) should lead to further gains in real estate values.

Fed Forecast: Falling Interest Rates


5%
4%
3%
2%
Jan 2025
Apr 2025
Jul 2025
Oct 2025
Jan 2026
Apr 2026
Jul 2026
Oct 2026
Jan 2027
Apr 2027
Jul 2027
Oct 2027
Jan 2028
Apr 2028
Jul 2028
Oct 2028
Jan 2029
Apr 2029
Source: Chatham Financial

2. Prices for real estate are still at relative lows

Although stock prices are up 57% in the past 24 months, real estate prices are still relatively close to multi-decade lows — arguably at the most attractive pricing since the 2008 Great Financial Crisis. And it's important to understand that this divergence is not common. In fact, for most of Fundrise's history, real estate prices have moved more or less in step with the stock market. However, since 2022, stocks and real estate have taken very different paths. While there may be good reasons for this, in our experience, prices typically revert to the mean (i.e., the historical average), which makes real estate look particularly cheap today (and that much more interesting) especially when compared to the stock market.

> *"As value investors, we focus less on trying to time the market and more on buying when prices look relatively attractive. Today, because of the negative impact of higher rates, values for multifamily and industrial assets are still significantly lower than at most every point over the past 10+ years."*

We can't guarantee when values will rise or exactly where interest rates will move, but we do believe that buying brand new assets, in well-located growth markets, at equal to (or even below) the cost it would take to build them today is generally going to lead to good results over a longer hold period.

Buying low and selling high is easy to say, but investing specifically after asset prices (and your own portfolio returns) have fallen is often the most difficult thing for many investors to do.

Comparison of decline in apartment values

Great Financial Crisis vs. Today


% discount from August 2007 peak
% discount from March 2022 peak
0.0%
-10.0%
-20.0%
-30.0%


-40.0%
0
10
20
30
40
Month
Source: Greenstreet Commercial Property Price Index (CPPI) for Apartment Sector

3. Oversupply has turned into undersupply

Supply and demand 101: Real estate values increase when there is more demand for the product than there is supply.

This means that when there are more people looking to rent apartments than there are apartments available, rents go up and property values go up.

In 2021 and 2022, borrowing costs were extremely low and pandemic-induced inflation drove up rents. The result was a record number of new apartment buildings being built, and a huge supply of new apartment units becoming available. This kept rents flat and hurt property values.

As interest rates rose, a second order consequence was that construction of new real estate properties, including new homes, apartments, and industrial buildings, fell to its lowest level in nearly a decade. This means that over the next several years the number of new residential units available will be falling while demand continues to rise, leading to higher expected rent growth and in turn (likely, in our opinion) higher values.

New residential construction starts fall

Seasonally adjusted annual rate


1,900
1,800
1,700
1,600
1,500
1,400
1,300
1,200
Thousands of units
Jan 2021
Jul 2021
Jan 2022
Jul 2022
Jan 2023
Jul 2023
Jan 2024
Jul 2024
Source: Federal Reserve Economic Data

4. New administration policies may be accretive

While we tend to believe that mixing politics and investing does not result in better outcomes for our investors, we also recognize that changing administrations and changing policies will inevitably impact the economy.

We don't have a crystal ball but we do expect a fairly significant change in the new administration's policy positions which in turn is likely to impact investor's portfolios.

This includes:

- deregulation of the financial sector (in particular, banks)
- the potential impact of tariffs
- reduced immigration
- lower potential taxes

In total, we think it is reasonable to assume that many relevant industries will see a more business-friendly environment with lower regulatory burdens, more liquidity in financial markets, but also higher costs around construction and new development. This dynamic has the potential to not only drive up investment demand but also further reduce future supply, compounding the existing supply constraints, resulting in even more appreciation in asset values.

No returns without risk

As we look out to next year, we see the potential for a series of factors to all move in favor of real estate values and private markets more broadly.

But as with all things when it comes to investing there is no guarantee and risk always exists.

We noted last year that 100% of economists predicted we would have a recession in 2023 and 100% were wrong. We were fairly certain that a soft-landing would be near impossible to achieve and the only thing that was different this time around was a longer lag between when rates started rising and the economy would begin to falter. Today, it looks as though we may have been wrong here too and the Fed may indeed pull off an economic feat which by most accounts hasn't occurred since before WW2.

But to assume that risk has disappeared and future returns are guaranteed is exactly the type of mass delusion that itself often leads to a bubble.

The reality is that the stock market has been on one of its best short-term runs of all time, producing returns in the span of 24 months that more traditionally have taken close to a decade.

But it is also true that the market today is priced as high as it has ever been since the 2000 dot-com bubble (higher than leading up to the 2008 financial crisis and on par with the 2021 bull market). In fact, a number of market analysts, including Goldman Sachs, have forecasted that the S&P 500 may only return 3% annually over the next 10 years.[2]

Shiller PE Ratio - Trailing 50 Years


45
40
35
30
25
20
15
10
5
0
1880
1890
1900
1910
1920
1930
1940
1950
1960
1970
1980
1990
2000
2010
2020
37.49
Source: Multpl.com

Contrastly, our confidence in the Fundrise portfolio stems largely from the fact that in many ways our assets have taken their punches — values of real estate have already been depressed — whereas stocks remain abnormally high.

And whether rates stay higher because of strong economic growth, or end up falling because the market is weaker than many assume, we believe that our real estate portfolio is likely to perform well in either scenario.

Again, as always, we advocate for a diversified, long-term approach. Having balanced exposure to well priced real estate, high fixed-income investments, and a portfolio of technology companies with the potential to realize outsized benefits from AI is, in our opinion, as sound a way as we know to position oneself today to both capture future potential upside while continuing to mitigate downside risk.

Going into the new year we want to thank our investors for their ongoing support, and look forward to the year ahead.

Onward!

Ben and the entire Fundrise team

—

Appendix

Exhibit A: 2024 net returns of advisory client accounts by individual Fundrise sponsored fund[3]

Fund name / Objective	Average principal[4]	Launch date	Net return
Registered Funds			
Flagship Real Estate Fund	$1,138,956,578	Jan 2021	7.47%
Income Real Estate Fund	$573,122,030	Apr 2022	7.92%
Innovation Fund	$140,047,177	Jul 2022	12.81%
Growth eREITs			
Growth eREIT	$200,709,907	Feb 2016	3.38%
Growth eREIT II	$124,581,586	Sep 2018	-2.58%
Development eREIT	$102,148,733	Jun 2019	-5.48%
Fundrise eFund	$75,477,779	Jun 2017	1.65%
Growth eREIT III	$46,233,728	Feb 2019	7.62%
Growth eREIT VII	$72,751,568	Jan 2021	8.71%
Balanced eREITs			
East Coast eREIT	$108,484,399	Oct 2016	-6.56%
Heartland eREIT	$70,520,593	Oct 2016	4.72%
West Coast eREIT	$69,395,849	Oct 2016	2.40%
Balanced eREIT II	$37,175,228	Jan 2021	8.70%

Exhibit B: 2024 net returns of all advisory client accounts of Fundrise Advisors by investment plan objective[5]

Plan objective	Income	Balanced	Growth	Venture	Custom	Overall
Dividends	4.17%	1.95%	1.15%	1.56%	2.51%	2.05%
Appreciation	2.39%	4.07%	3.71%	7.05%	3.74%	3.70%
Net Total Return	**6.56%**	**6.02%**	**4.86%**	**8.60%**	**6.25%**	**5.74%**

Exhibit C: Trailing 1-year and since inception cumulative returns of registered funds through December 31, 2024[1]

	1 year	Since inception
Flagship Real Estate Fund	7.50%	20.24%
Income Real Estate Fund	8.30%	22.34%
Innovation Fund	11.79%	13.25%

Disclaimers:

1. These return figures represent the total return for the period indicated, including both distributions earned and change in share value, and assumes that all distributions are reinvested.
2. Source: https://www.cnbc.com/2024/10/21/goldman-forecasts-just-a-3percent-sp-500-annual-return-the-next-10-y...
3. The aggregate returns of Fundrise Advisors client accounts within the specified fund for the period indicated, calculated using the Modified Dietz method. Net returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment.
4. "Average principal" is the daily average invested capital in the indicated program during the period indicated, calculated using the Modified Dietz method. The average capital calculation weights individual cash flows (for example investments or redemptions) by the length of time between those cash flows until the end of the period. Flows which occur towards the beginning of the period have a higher weight than flows occurring towards the end.
5. Consists of the aggregate returns of Fundrise Advisors client accounts that have selected the indicated investment plan objective as of the end of the period indicated, calculated using the Modified Dietz method. The "Custom" category includes custom (i.e., client-directed) plans. Net returns are inclusive of dividends and capital gains / losses, are net of fees, and include shares which were acquired via dividend reinvestment. "NAV distributions" (if any) are considered as part of the appreciation / price return component. Net returns do not include investments in the Fundrise Opportunity Fund, Innovation Fund, or Opportunistic Credit Fund.

An investor in the Fundrise Flagship Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/flagship. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

An investor in the Fundrise Income Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/income. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

An investor in the Fundrise Innovation Fund should consider the investment objectives, risks, and charges and expenses of the Fund carefully before investing. The Fund's prospectus contains this and other information about the Fund and may be obtained at fundrise.com/innovation. Investors should read the prospectus carefully before investing. The performance information presented above represents past performance. Past performance does not guarantee future results. The investment return and principal value of an investor's investment will fluctuate so that such shares, when redeemed, may be worth more or less than their original cost.

BREW MARKETS

PRESENTED BY FUNDRISE FLAGSHIP FUND

PRESENTED BY THE FUNDRISE FLAGSHIP FUND

Real estate investing is *boring*


zZz

With crypto, fortunes are often made (and lost) overnight. That's *exciting.* And don't get us started on meme stocks or prediction markets.

But real estate investing? *Boring.*

No rush. No high. No excuse to refresh your portfolio every 5 minutes.

Just boring stuff like "inflation hedging" and "effective diversification."

The Fundrise Flagship Fund is designed to bring a quiet balance to your portfolio. The Fund holds $1.1 billion worth of institutional-caliber real estate, professionally managed by a team of experts with the sole goal of steadily growing your net worth for decades to come.

See? *Boring.*

And that's exactly the point. Start investing in minutes and with as little as $10.

Carefully consider the investment objectives, risks, charges, and expenses of the Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing.

TOGETHER WITH THE FUNDRISE FLAGSHIP FUND


zZz

Real estate investing is boring—and that's exactly the point. The Fundrise Flagship Fund manages $1.1 billion worth of boring real estate designed for boring stuff like long-term growth and inflation protection.

Add a little boring to your portfolio at Fundrise.com/Flagship.

BREW MARKETS

PRESENTED BY FUNDRISE FLAGSHIP FUND

PRESENTED BY THE FUNDRISE FLAGSHIP FUND

Real estate, real easy?


REAL
ESTATE

Imagine investing in real estate *without* all the complexity and expense.

That's the power of the Fundrise Flagship Fund. The Flagship Fund offers investors of all sizes the opportunity to invest in a $1.1 billion portfolio of real estate.

While traditional real estate investors wrestle with 3am toilet troubles, tenant disputes, and endless paperwork, your Flagship Fund investment will work quietly in the background.

Your portfolio will include:

- 4,000+ single-family homes in thriving Sunbelt communities
- 3.3+ million square feet of in-demand industrial facilities
- Professional management handling every detail, from taxes to tenants

You're getting what sophisticated investors typically want most: long-term growth potential, inflation hedging, and true diversification beyond stocks and bonds—all without the traditional real estate hassles.

Start investing in minutes and with as little as $10.

Carefully consider the investment objectives, risks, charges, and expenses of the Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing.

TOGETHER WITH THE FUNDRISE FLAGSHIP FUND



Think real estate investing is too expensive, time-consuming, and/or complicated? It doesn't have to be. The Fundrise Flagship Fund gives you instant access to a $1.1 billion portfolio of professionally-managed real estate. Start investing in minutes and with as little as $10.

@taylorbell YT



...and pretty much as it's always been since I first started investing, 80% is in ETFs and Mutual Funds that track the S&P 500, and 20% is in individual equities. BUT, as I'm getting older, and anticipating some bigger purchases within my 5-year horizon, I'm starting to think about diversifying beyond just stocks.
Taylor 2: "Wait, spill the tea. What else are you investing in?"
Taylor 1: "Well, I've actually been interested in real estate investing for a really long time—"
T2: "Wait, you're buying property in New York City? In THIS economy?"
T1: "Well the economy is actually really great right now but no, I've been researching the Fundrise Flagship Fund. It's a lot more accessible than traditional real estate investing."
T2: "Define 'accessible' because that sounds expensive…"
T1: "That's why it's great - you can start with $10, $100 or $10,000 & gain access to a $1.1 billion portfolio of real estate, including over 4,700 rental homes and industrial properties."
T2: "Okay cool but is it complicated? It sounds kind of complicated.."


Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus https://fundrise.com/flagship. Read them carefully before investing. #flagshipfundmarketing

T1: "No, it takes less than 5 minutes to set up an account & become a real estate investor."
T2: "And this helps with diversifying your portfolio?"
T1: "Exactly! Private real estate typically isn't nearly as volatile as stocks, so it can help balance out your portfolio. Plus, you get exposure to real estate without having to, you know, become a landlord.
T2: Taylor, you're always putting me on the best things.

T1: If you want to check it out, you can get started clicking the link in my description, and thank you to the Fundrise Flagship fund for sponsoring this little chat.
T2: *Nods happily*

Check out Fundrise Flagship Fund! https://fundrise.com/taylorbell

Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus https://fundrise.com/flagship. Read them carefully before investing. #flagshipfundmarketing